

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 17, 2015

Carl E. Lee, Jr.
Chief Executive Officer
Snyder's-Lance, Inc.
13515 Ballantyne Corporate Place
Charlotte, NC 28277

Re: Snyder's-Lance, Inc.
Registration Statement on Form S-4
Filed November 25, 2015
File No. 333-208214

Dear Mr. Lee:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Statements, page 40

1.   We understand that you will be updating your registration statement to include the more current financial information of Diamond Foods, Inc. as filed in its Form 10-Q for the quarter ended October 31, 2015. Tell us whether you also intend to update your pro forma financial statements to include this more current information and, if so, the manner by which you would have a consistent approach with regard to the difference in reporting periods for both the annual and interim presentations.

Note 4 – Estimate of Consideration Expected to be Transferred, page 49

2.   Please clarify your intentions with regard to updating the purchase price computation based on a more current stock price and changes to the number of outstanding shares

prior to effectiveness. Please also clarify your disclosure in footnote (a) regarding the rationale for excluding the recent stock-based compensation grants.

Note 5 – Estimate of the Assets and Liabilities to be Assumed, page 50

3.   Please expand your disclosure regarding your attribution of purchase price to fixed assets to clarify the limitations that preclude a reliable estimate, as you have indicated may lead to material variation on the closing date. For example, please explain what you mean by an "appropriate valuation premise" and how the knowledge that it requires differs from which you claim to have regarding the composition of assets being acquired. Since you have also computed adjustments to depreciation expense reflected in costs of sales, as referenced in your discussion of Item (Q) on page 57, please clarify how you have determined that adjustment is factually supportable, given the limited knowledge of assets being acquired.

With reference to your disclosure on pages 51 and 57, indicating that you have applied knowledge about other acquisitions in figuring your purchase price allocation and determining useful lives of fixed assets, please identify these other transactions and explain how you determined that they were comparable and provided a reasonable and factual basis on which to compute the pro forma adjustments.

4.   We understand that you have not provided any pro forma adjustment to the book value of contingencies reflected in the Diamond Food historical financial statements, as mentioned in your disclosure on page 52, because you are relying on their assessments of the contingencies and application of FASB ASC 405. Please update this disclosure as necessary to reflect any greater understanding of the contingencies gained with the more recent periodic filing of the target.

Note 7 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 53

5.   We note your disclosure in Item (L) on page 55 that your debt adjustment reflects approximately $1.025 billion in new term loans, and that you will not borrow any amounts under a bridge loan agreement. Please expand your disclosure to include any material provisions and terms of the new loans you have arranged to obtain.

Note 8 – Adjustments to the Unaudited Pro Forma Condensed Combined Income Statements, page 56

6.   We note that you have an adjustment in Item (R) on page 57 to remove amortization that is reflected in the Diamond historical financial statements related to its amortization of definite-lived intangible assets. While we understand the component related to incremental amortization for definite-lived intangible assets newly identified in conjunction with your purchase price allocation, your rationale for removing the

historical amortization is unclear. Please explain how you determined that this component of the adjustment is factually supportable.

7.   We note your disclosure in Item (S) on page 58 indicating the weighted average interest rate assumed on the incremental $1.05 billion in debt is 2.26%. Please modify your disclosure to clarify whether this represents a committed or current rate, and also to clarify any uncertainties associated with your assumption of obtaining financing on these terms. If there is a reasonable possibility that you will utilize the bridge loan agreement referenced in your disclosure instead, then please also disclose the interest rate that would apply, as well as any other salient provisions and terms; also explain how you determined that the weighted average interest rate assumed is factually supportable and reflects your current interest rate environment.

Diamond Proposal 1: Adoption of the Merger Agreement and Snyder's-Lance Proposal 1: Approval of the Stock Issuance, page 84

Background of the Proposed Merger, page 84

8.   Please confirm that all material presentations or reports, both oral and written, provided by financial advisors have been summarized and that you have filed any written materials, including board books, as exhibits pursuant to Item 21(c) of Form S-4, or revise. In this regard, we note that Morgan Stanley (with Mr. Lee) provided certain presentations to the Snyder's-Lance board on July 7, July 16 and October 14, 2015, and Snyder's-Lance and Morgan Stanley provided Credit Suisse with financial projections, assessments as to potential transaction synergies and planned operating costs reductions on October 21, 2015.

9.   We note that on July 16, 2015 Mr. Lee and representatives of Morgan Stanley presented to the Snyder's-Lance board certain proposed terms to be sent to Diamond. We further note that Snyder's-Lance delivered to Diamond on July 17, 2015 a non-binding indication of interest proposing a stock-cash consideration of 0.75 of a share of Snyder's-Lance common stock and $12.50 in cash for each outstanding share of Diamond stock. Please clarify whether Mr. Lee and/or representatives of Morgan Stanley suggested the merger consideration and describe how the preliminary stock-cash consideration was determined.

10.   We note that Credit Suisse used internal financial forecasts and estimates provided by management for Snyder's-Lance in preparing their fairness opinions. In particular, we note that Credit Suisse relied upon financial forecasts and estimates of Snyder's-Lance in preparing its Selected Public Companies Analysis, Discounted Cash Flow Analysis, and Potential Value Created Analysis, including a combined discounted cash flow analysis. Please disclose any material forecasts and estimates, including synergies and underlying assumptions in connection therewith, provided to Credit Suisse. Alternatively, please explain why such information is not material to security holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources